Exhibit 2.1

Execution Version

Agreement and Plan of Merger
Between
Banner Corporation
And
Pacific Financial Corporation
April 30, 2026

    i

Exhibits
A    Form of Company Voting and Support Agreement
B    Form of Bank Merger Agreement

INDEX OF DEFINED TERMS

Acquiror	1
Acquiror Articles of Incorporation	70
Acquiror Bank	71
Acquiror Benefit Plan	71
Acquiror Board	71
Acquiror Bylaws	71
Acquiror Capital Stock	71
Acquiror Capitalization Date	34
Acquiror Common Stock	71
Acquiror Contract	38
Acquiror Disclosure Schedules	80
Acquiror Equity Award	71
Acquiror ERISA Affiliate	71
Acquiror Financial Statements	36
Acquiror Preferred Stock	34
Acquiror Previous Disclosure	32
Acquiror SEC Reports	71
Acquiror Stock Plans	71
Acquisition Proposal	72
Adjusted Equity	72
Affiliate	72
Agreement	1
Agreement Date	1
ASTM Standard	50
Bank	72
Bank Merger	72
Bank Merger Agreement	3
BHCA	72
BofA Securities	38
Borrowing Affiliate	42
Burdensome Condition	72
Business Day	73
Calculation Date	73
CIC Payment	58
Closing	2
Closing Acquiror Common Stock Price	73
Closing Date	2
Code	73
Company	1
Company Adverse Recommendation	46
    v

Company Articles of Incorporation	73
Company Benefit Plan	73
Company Board	73
Company Board Recommendation	45
Company Bylaws	73
Company Capital Stock	73
Company Capitalization Date	10
Company Common Stock	73
Company Disclosure Schedules	80
Company Employees	43
Company ERISA Affiliate	73
Company Financial Statements	12
Company Investment Securities	30
Company Loans	15
Company Material Contract	23
Company Merger Costs	74
Company Permitted Exceptions	14
Company Preferred Stock	10
Company Quarterly Dividend	41
Company RSU	7
Company Shareholder Approval	74
Company Shareholders’ Meeting	45
Company Stock Certificates	4
Company Stock Option	7
Company Stock Plans	74
Company Voting Agreement	1
Confidentiality Agreement	41
Contemplated Transactions	74
Contract	74
Control, Controlling or Controlled	74
Conversion Fund	4
Covered Employees	57
CRA	75
Defective Code	29
Deposit Insurance Fund	75
Derivative Transactions	75
Dissenters’ Shares	6
DOL	75
Effective Time	2
Employment Laws	27
Environmental Laws	75
Environmental Report	50

EO 11246	28
ERISA	75
Exchange Act	75
Exchange Agent	4
Exchange Ratio	3
Existing D&O Policy	53
FDIC	75
Federal Reserve	75
GAAP	75
Hazardous Materials	75
Indemnified Party	53
Intended Tax Consequences	56
IRS	76
IT Assets	30
IT Systems and Data	31
Knowledge	76
Legal Action	76
Legal Requirement	76
Letter of Transmittal	4
Malicious Code	29
Material Adverse Effect	76
Merger	1
Nasdaq Rules	77
New Encumbrance	49
New Plans	57
Old Plans	57
Option Exercise Notice Deadline	7
Order	77
Ordinary Course of Business	77
OREO	77
Organizational Documents	77
Outstanding Company Shares	77
Participation Loans	15
PBGC	77
Per Share Merger Consideration	3
Person	77
Phase I Report	50
Phase II Report	50
Piper Sandler	26
Proceeding	77
Proxy Statement	78
Registration Statement	78

Reg O	16
Regulation S-K	78
Regulatory Authority	78
Representative	78
Requisite Regulatory Approvals	78
Sarbanes-Oxley Act	36
SBA	16
Schedules	80
SEC	78
Section 503	28
Securities Act	78
Subsidiary	78
Superior Proposal	78
Surviving Entity	1
Tax	78
Tax Return	79
Taxing Authority	79
Termination Date	64
Termination Fee	66
Title Commitments	49
Title Company	49
Title Insurance Policies	49
Transaction Litigation	58
Transition Date	79
Uncertificated Shareholder Letter	5
Uncertificated Shares	5
U.S.	79
VEVRAA	28
Washington Act	79
Washington Articles of Merger	2

Agreement and Plan of Merger
This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of April 30, 2026 (the “Agreement Date”), by and between Banner Corporation, a Washington corporation (“Acquiror”), and Pacific Financial Corporation, a Washington corporation (the “Company”).
RECITALS
A.    The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).
B.    The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.
C.    As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company in office as of the Agreement Date have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A (the “Company Voting Agreement”).
D.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and the Contemplated Transactions, and agree to certain prescribed conditions to the Merger and the Contemplated Transactions.
AGREEMENTS
In consideration of the foregoing premises and the following mutual promises, covenants and agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE 1
THE MERGER
Section 1.1The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Washington Act, at the Effective Time, the Company shall merge with and into Acquiror pursuant to the provisions of, and with the effects provided in, the Washington Act, and the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

Section 1.2Effective Time; Closing.
(a)Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, at 6:00 a.m., Pacific time, on the first day of the calendar month immediately following the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time as the Company and Acquiror may agree in writing (the “Closing Date”). Subject to the provisions of ARTICLE 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
(b)The parties hereto agree to file on the Closing Date articles of merger with the Secretary of State of the State of Washington (the “Washington Articles of Merger”). The Merger shall become effective as of the date and time specified in the Washington Articles of Merger, or if no time is designated, at the time of filing of the Washington Articles of Merger (the “Effective Time”).
Section 1.3Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the Washington Act, and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.
Section 1.4Organizational Documents of the Surviving Entity. At the Effective Time, the Acquiror Articles of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.
Section 1.5Directors and Officers of the Surviving Entity. At the Effective Time, the directors and officers of Acquiror, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Entity. At the effective time of the Bank Merger, the current Chief Executive Officer and President of the Bank is expected to become an executive vice president of Acquiror Bank, subject to such executive officer of the Bank accepting the position with Acquiror Bank on mutually acceptable terms.
Section 1.6Bank Merger. Immediately following the Merger, the Bank and Acquiror Bank will effectuate the Bank Merger. Acquiror Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time on the Closing Date. Promptly after the date of this Agreement, Acquiror and the Company shall cause Acquiror Bank and the Bank, respectively, to enter into an agreement and plan of merger substantially in the form attached hereto as Exhibit B (the “Bank Merger Agreement”), and Acquiror, as the sole shareholder of Acquiror Bank, and the Company, as the sole shareholder of the Bank, shall each approve and adopt the Bank Merger Agreement. The Company shall cause the Bank, and Acquiror shall cause Acquiror Bank, to execute such articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time on the Closing Date or at such later time as Acquiror may determine.
Section 1.7Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (i) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock or the Intended Tax Consequences; and (ii) no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger; (b) materially impede or delay consummation of the Merger; or (c) require submission to or approval of the Company’s shareholders after the Company Shareholder Approval has been received. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.
ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER
Section 2.1Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:
(a)Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Dissenters’ Shares and shares of Company Common Stock directly owned by Acquiror (or any of its wholly-owned Subsidiaries), shall be cancelled and extinguished and automatically converted into the right to receive, without interest, 0.2633 (such ratio, as such number may be adjusted in accordance with Section 2.1(c), the “Exchange Ratio”) fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Merger Consideration”).
(b)All shares of Company Common Stock that are directly owned by Acquiror (or any of its wholly-owned Subsidiaries) shall be cancelled and shall cease to exist and no Per Share Merger Consideration or other consideration shall be delivered in exchange therefor.
(c)Notwithstanding anything contained herein to the contrary, if, between the Agreement Date and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
Section 2.2Cancellation of Shares. At the Effective Time, each share of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates that represented Company Common Stock and book-entry account statements relating to the ownership of Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon proper surrender thereof (in the case of shares represented by certificates), the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.
Section 2.3No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this ARTICLE 2 (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such holder) shall instead be entitled to receive an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
Section 2.4Exchange of Certificates and Conversion of Uncertificated Shares.
(a)The parties to this Agreement agree: (i) that Computershare Trust Company, N.A. shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”) and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.
(b)At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this ARTICLE 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1 and (ii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this ARTICLE 2 as the “Conversion Fund”.
(c)Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the proper surrender of Company Stock Certificates pursuant to this Agreement. Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the number of whole shares of Acquiror Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of this ARTICLE 2, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3, deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon, such Company Stock Certificate shall be marked or recorded as cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate. Subject to the terms of this Agreement, Acquiror, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, applicable Legal Requirements, or the terms of the exchange agent agreement, governing (i) the validity of any Letter of Transmittal and compliance by any holder of Company Common Stock with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of Acquiror Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash in lieu of fractional shares of Acquiror Common Stock.
(d)Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of evidence of a book-entry account statement relating to the ownership of shares of Company Common Stock (“Uncertificated Shares”) a customary form letter advising such holder that all of such holder’s Uncertificated Shares of Company Common Stock have automatically converted into the right to receive the consideration to which such holder may be entitled pursuant to this Agreement (the “Uncertificated Shareholder Letter”). Each Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Merger Consideration owing in respect of the number of shares of Company Common Stock represented thereby. Following the Closing Date, holders of Uncertificated Shares will automatically receive, as described in the Uncertificated Shareholder Letter, the number of whole shares of Acquiror Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of this ARTICLE 2, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3.
(e)After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares.
(f)No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall properly surrender such Company Stock Certificate in accordance with this ARTICLE 2. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to the whole shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the proper surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.
(g)Any portion of the Conversion Fund that remains unclaimed by the former holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this ARTICLE 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock in accordance with Section 2.3), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit with indemnity of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form reasonably acceptable to the Exchange Agent, and, if reasonably required by Acquiror or the Exchange Agent, the posting by such person of a bond in such amount as Acquiror or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock in accordance with Section 2.3, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).
Section 2.5Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by a holder of Company Common Stock who did not vote in favor of this Agreement or the Merger (or consent thereto in writing) and who exercises dissenters’ rights when and in the manner required under Chapter 23B.13 of the Washington Act (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares of Company Common Stock held by them in accordance with the provisions of Chapter 23B.13 of the Washington Act (and at the Effective Time, such Dissenters’ Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of Chapter 23B.13 of the Washington Act and this Section 2.5), except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the Washington Act shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon proper surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares of Company Common Stock. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Washington Act and received by the Company relating to shareholders’ dissenters’ rights; and (b) the right to direct, with the Company’s participation, all negotiations and Proceedings with respect to demands under the Washington Act consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand; (ii) offer to settle or settle any demand for payment of fair value; or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the Washington Act.
Section 2.6Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the Contemplated Transactions to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.

Section 2.7Company Equity Awards.
(a)Immediately prior to the Effective Time, each award of restricted stock units of the Company (each, a “Company RSU”), and each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time shall become fully vested and any restrictions or risk of forfeiture shall lapse.
(b)Any Company Common Stock required to be issued to the holder of such Company RSU award following such acceleration of vesting, lapse of restrictions, settlement or delivery shall be deemed to be issued and outstanding as of immediately prior to the Effective Time and treated in accordance with Section 2.1.
(c)If any holder of a Company Stock Option that may by its terms be exercised provides a notice of exercise of such Company Stock Option to the Company on or before the 30th calendar day prior to the Effective Time (such date, the “Option Exercise Notice Deadline”), the Company shall issue shares of Company Common Stock upon such exercise in accordance with the terms of the Company Stock Option and the Company Stock Plans, including receipt of payment of the exercise price therefor, and each such share of Company Common Stock shall be converted into the right to receive the Per Share Merger Consideration and cash in lieu of fractional shares in accordance with Section 2.3 at the Effective Time. No exercise of Company Stock Options shall be permitted if an option holder fails to provide notice of exercise to the Company by the Option Exercise Notice Deadline.
(d)With respect to Company Stock Options that remain outstanding and unexercised at the Effective Time, as of the Effective Time, each such Company Stock Option shall be canceled without any action on the part of any holder or beneficiary thereof, in consideration for the right to receive a lump sum cash payment with respect thereto equal to the product of: (i) the excess, if any, of (A) the product of the Exchange Ratio multiplied by the Closing Acquiror Common Stock Price over (B) the applicable exercise price of such Company Stock Option; and (ii) the number of shares of Company Common Stock subject to such Company Stock Option, less any required withholding taxes. As of the Effective Time, the Company shall take all actions necessary to terminate and cancel each Company Stock Option with an exercise price per share that is equal to or greater than the product of the Exchange Ratio multiplied by the Closing Acquiror Common Stock Price in accordance with the terms of the applicable Company Stock Plans without any cash payment being made in respect thereof and the holder of such Company Stock Option shall have no further rights in respect thereof. All payments pursuant to this Section shall be made at or as soon as practicable following the Effective Time, in accordance with the Surviving Entity’s ordinary payroll practices, and shall be subject to any applicable withholding; provided, however, that to the extent any payments cannot be paid during such period without causing the recipient to incur a penalty tax under Section 409A of the Internal Revenue Code, then such payment shall be distributed in accordance with Section 409A of the Internal Revenue Code and applicable guidance thereunder.
(e)Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Stock Plans, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Stock Plans or any outstanding awards, and take all other appropriate actions to: (a) give effect to the transactions contemplated herein; (b) terminate the Company Stock Plans as of the Effective Time; and (c) ensure that after the Effective Time, neither any holder of Company RSUs or Company Stock Options, any beneficiary thereof, nor any other participant in the Company Stock Plans shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plans, except as provided in this Section 2.7. As of the Effective Time, the Company Stock Plans shall be terminated and no further awards or other rights shall be granted thereunder.
Section 2.8Acquiror Common Stock. At and after the Effective Time, each share of Acquiror Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Entity and shall not be affected by the Merger.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Company Disclosure Schedules, the Company hereby represents and warrants to Acquiror as follows:
Section 3.1Company Organization.
(a)The Company is: (i) a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on the Company; (ii) registered with the Federal Reserve as a bank holding company under the BHCA; and (iii) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted.
(b)The Company has delivered to Acquiror true, complete and correct copies of the Company Articles of Incorporation and the Company Bylaws and all amendments thereto, such Company Articles of Incorporation and the Company Bylaws are in full force and effect as of the Agreement Date, and the Company is not in material violation of any provision of the Company Articles of Incorporation or the Company Bylaws. The Company has no Subsidiary other than the Subsidiaries listed on Section 3.1 of the Company Disclosure Schedules. The Company has no Subsidiaries that are material to its operations other than the Bank.
Section 3.2Company Subsidiary Organization. The Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Washington. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the Organizational Documents of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. No Subsidiary of the Company is in material violation of any provision of its Organizational Documents.

Section 3.3Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement have been duly and validly authorized by the Company Board. The Company Board has determined that this Agreement and the Contemplated Transactions are in the best interests of the Company and its shareholders. The Company Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the date hereof, subject to the Company Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by Acquiror, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of bank regulators.
Section 3.4No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) assuming receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation of any provision of the Organizational Documents, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, managers or members, of the Company or any of its Subsidiaries; (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (iii) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve, FDIC, and the State of Washington Department of Financial Institutions, and approval of such applications, filings and notices; (b) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (c) the filing of the Washington Articles of Merger with the Secretary of State of the State of Washington pursuant to the Washington Act; and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 3.5Company Capitalization.
(a)The authorized capital stock of the Company currently consists exclusively of: (i) 25,000,000 shares of Company Common Stock, $1.00 par value per share, of which, as of April 28, 2026 (the “Company Capitalization Date”), 10,024,440 shares were issued and outstanding; and (ii) 5,000,000 shares of Company Preferred Stock, $0.01 par value per share (the “Company Preferred Stock”), of which no shares were issued and outstanding as of the Company Capitalization Date. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company’s securities are not listed for trading on any U.S. domestic or foreign securities exchange.
(b)As of the Company Capitalization Date, no shares of Company Common Stock were reserved for issuance except for: (i) 228,455 shares of Company Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Company Stock Plans; and (ii) 585,420 shares of Company Common Stock reserved for issuance pursuant to future awards under Company Stock Plans.
(c)Other than the Company Stock Options and Company RSUs, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the Agreement Date, the Company has not: (i) issued or repurchased any shares of Company Capital Stock or other equity securities of the Company or (ii) issued or awarded any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Capital Stock or any other equity-based awards. From the Company Capitalization Date through the Agreement Date, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any award under any Company Stock Plans; or (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code).
(d)None of the shares of Company Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries, other than the Company Stock Options and the Company RSUs; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Capital Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries, and no dividends or other distributions payable on any equity securities of the Company or any of its Subsidiaries has been declared, set aside, made or paid to the shareholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.6Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of: (i) each Subsidiary, or (ii) any other company in which the Company holds an equity interest other than through the Company’s investment portfolio, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.7Financial Statements and Reports; Regulatory Filings.
(a)True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2025, 2024 and 2023, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including any related notes and schedules thereto and the signed, unqualified opinion of CliftonLarsonAllen LLP, the Company’s independent auditor) for the fiscal years then ended; and (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of March 31, 2026 and the related statement of income for the three-month period then ended.
(b)The Company Financial Statements have been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. The Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end adjustments in the case of unaudited Company Financial Statements. CliftonLarsonAllen LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.
(c)Neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due, and including, for the avoidance of doubt, any off-balance sheet liability or obligation), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company as of December 31, 2025 included in the Company Financial Statements, (ii) liabilities incurred in the Ordinary Course of Business since December 31, 2025, or as expressly contemplated by this Agreement, (iii) executory liabilities under Contracts to which the Company or any of its Subsidiaries is party (other than liabilities relating to any breach), or (iv) liabilities that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(d)The Company has devised and maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of the Company and its Subsidiaries and to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(e)Since January 1, 2024, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise has had or obtained Knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of the Company, no employee of or attorney (whether or not employed by the Company or any of its Subsidiaries) representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents (A) to the Company Board or any committee thereof or the board of directors or similar governing body of any Company Subsidiary or any committee thereof, or (B) to any director or officer of the Company or any Company Subsidiary.
(f)The Company and each of its Subsidiaries has timely filed all forms, reports and documents required to be filed since January 1, 2023, with all applicable Regulatory Authorities, and has paid all material fees and assessments due and payable in connection therewith. Such forms, reports and documents complied, as of their respective filing dates, in all material respects with applicable Legal Requirements.
(g)To the Knowledge of the Company, there has not been any event or occurrence since January 1, 2023, that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
(h)Neither the Company nor any Subsidiary of the Company is required to file periodic reports with the SEC.
Section 3.8Books and Records. The books of account, minute books, stock record books and other records of the Company and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.
Section 3.9Properties.
(a)Section 3.9(a) of the Company Disclosure Schedules lists or describes, as of the Agreement Date: (i) all interests in real property owned by the Company and each of its Subsidiaries; (ii) all OREO owned by the Company and each of its Subsidiaries; and (iii) each lease of real property to which the Company or any of its Subsidiaries is a party, including in each case the address of such real property and the proper identification, if applicable, of each such property as a main office, branch office or other office and, in the case of each lease, the position of the Company as landlord or tenant under such lease.
(b)The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind, except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements;

(ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government or tribal deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially adversely affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the Agreement Date; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event, and, provided further, that the lien does not materially impact the use or the value of the subject property or asset; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; (x) liens incidental to the conduct of business or ownership of property (whether real or personal) of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the Agreement Date (collectively, the “Company Permitted Exceptions”) and (xi) liens, encumbrances, or any other exception disclosed by the Title Commitments to be obtained under Section 5.10(a), provided that pursuant to Section 5.10(b) Acquiror shall not be required to accept any such exception, other than standard exceptions, as a Company Permitted Exception. The Company and each of its Subsidiaries as tenant has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid, in full force and effect, and without default thereunder by the tenant or, to the Knowledge of the Company, the landlord. The Company has delivered to Acquiror full, complete and correct copies of all leases for leased real property, including any amendments or modifications thereto. There are no pending, or, to the Knowledge of the Company, threatened condemnation or similar proceedings against any owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules. No Person other than the Company and its Subsidiaries has any right to use, occupy or operate any portion of the owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules.
Section 3.10Loans; Allowance for Credit Losses.
(a)Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each loan, loan agreement, note, or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is legally sufficient in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines; and (ii) the collateral for each secured Company Loan is: (A) described in the related loan documents; and (B) subject to a valid, enforceable and perfected lien in favor of the Bank with the lien priority as noted in the records of Bank.

(b)Since January 1, 2023, except as stated on Section 3.10(b) of the Company Disclosure Schedules, no Company Loans have been sold by the Bank on a recourse basis, and no purchaser of loans from the Bank has any right to require the Bank to repurchase any of such loans. To the Knowledge of the Company, no legal proceedings have been commenced or threatened against the Company or the Bank related to any loans sold by the Bank.
(c)Section 3.10(c) of the Company Disclosure Schedules sets forth, as of March 31, 2026, all outstanding loans or other evidences of indebtedness in which the Bank has participated with other parties either (i) as the originating lender or (ii) as a participant in the loan or other indebtedness (“Participation Loans”). Section 3.10(c) of the Company Disclosure Schedules also sets forth under a separate heading, as of March 31, 2026, a complete list of any Loans purchased by the Bank, in whole or in part, regardless of whether or not they were Participation Loans.  Except as set forth on Section 3.10(c) of the Company Disclosure Schedules, there is no recourse against the Bank with respect to any Participation Loan or other Company Loan set forth on Section 3.10(c) of the Company Disclosure Schedules, and the terms of the participation do not require or permit allocation of payments among participants on any basis other than pro rata in relation to the participant’s share of the Participation Loan.
(d)Except as set forth on Section 3.10(d) of the Company Disclosure Schedules, all Company Loans originated or purchased by the Bank were, at the time of such origination or purchase, made or purchased in the Ordinary Course of Business in accordance with the policies of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge (except for pledges or liens required to be granted in connection with the acceptance of government or tribal deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business), and the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or the immediate family (as defined under Regulation O, 12.C.F.R., pt 215 (“Reg O”)) of or an entity controlled by an executive officer or director of the Company or the Bank during the three (3) years immediately preceding the Agreement Date.
(e)Section 3.10(e) of the Company Disclosure Schedules lists, as of March 31, 2026, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) the collateral for which is the subject of any notice from any obligor, or about which the Bank otherwise has Knowledge, of adverse environmental conditions affecting the value of such collateral; or (v) that represents an extension of credit to an executive officer or director of the Company or the Bank or the immediate family (as defined in Reg O) of or an entity controlled by an executive officer or director of the Company or the Bank.
(f)The Bank’s allowance for credit losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was, as of the applicable dates thereof, established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all applicable Legal Requirements; provided, however, that the Company makes no guarantee regarding the financial ability or the sufficiency of any collateral of the borrower or any guarantor.
(g)To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for credit losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
(h)To the Knowledge of the Company, all guarantees of indebtedness owed to the Bank, including guarantees made by the Small Business Administration (the “SBA”) or any other Regulatory Authority, are valid and enforceable and not subject to any defense of offset, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.
Section 3.11Taxes.
(a)Except as set forth on Section 3.11(a) of the Company Disclosure Schedules, the Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all material Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed in writing to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.
(b)Except as set forth on Section 3.11(b) of the Company Disclosure Schedules, (i) there is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries for any Taxes that they owe; (ii) no audit, examination or investigation related to Taxes paid or payable by the Company or any of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Taxing Authority; (iii) neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets; (iv) neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect; and (v) none of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.
(c)The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and each of its Subsidiaries with respect to the last three (3) fiscal years.
(d)To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the

Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).
(e)Since January 1, 2023, no written claim has been received by the Company from any Taxing Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction.
(f)No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries.
(g)Since January 1, 2023, the Company and each of its Subsidiaries has materially complied with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, Affiliate, customer, supplier or other Person. To the extent required by Legal Requirements, the Company and each of its Subsidiaries has properly and timely paid all such withheld Taxes to the Regulatory Authority or has properly set aside such withheld amounts in accounts for such purpose.
(h)Except as set forth on Section 3.11(h) of the Company Disclosure Schedules, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:
(i)Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii)An open transaction occurring on or prior to the Closing Date;
(iii)A prepaid amount or advance payments received on or before the Closing Date;
(iv)Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law;
(v)Any election under Section 108(i) of the Code;
(vi)A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;
(vii)The application of Section 263A of the Code; or
(viii)Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.
(i)Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent) or otherwise has liability for the

Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(j)Within the two (2) years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
Section 3.12Employee Benefits.
(a)Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual; (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related and current plan descriptions, summaries of material modifications, amendments, trusts or funding vehicles and other material written communications provided to participants of Company Benefit Plans since January 1, 2023; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; (iv) Forms 1094 and a representative sampling of the Forms 1095 for 2025, 2024 and 2023; (v) ERISA bonds; and (vi) other material ancillary documents including the following documents related to each Company Benefit Plan:
(i)All material contracts with third party administrators, actuaries, investment managers, consultants, insurers and independent contractors;
(ii)All notices and other material written communications that were given by the Company, any of its Subsidiaries or any Company Benefit Plan to the IRS, DOL or PBGC pursuant to applicable Legal Requirements within the three (3) years preceding the Agreement Date;
(iii)All notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the three (3) years preceding the Agreement Date; and
(iv)With respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (i) a complete and correct list of recipients of outstanding awards as of the Agreement Date; (ii) the number of outstanding awards held by each recipient as of the Agreement Date; and (iii) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.
(b)Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, (i) neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including in combination with terminations of employment in connection therewith) will cause a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of the benefits under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the Contemplated Transactions; and (ii) no Company Benefit Plan provides for payment or forgiveness of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code or could result in a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code.
(c)Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has in the past six (6) years sponsored, maintained, administered or contributed to, or has, has had, or could have any liability with respect to: (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all material respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever in the past six (6) years sponsored, maintained, administered or contributed to, or has, has had, or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan.”
(d)Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Knowledge of the Company, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust. No Company Benefit Plan owns or holds Company Common Stock.
(e)Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.
(f)Each Company Benefit Plan that is subject to Section 409A of the Code, in whole or in part, at all applicable times has been established and administered to comply in all material respects with the requirements of Section 409A of the Code. No payment to be made under any Company Benefit Plan is or will be subject to penalties of Section 409A(a)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.
(g)Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of the Company, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(h)There are no pending or, to the Knowledge of the Company, threatened, audits or investigations by any Regulatory Authority involving any Company Benefit Plans.
(i)No Company Benefit Plan fiduciary or, to the Knowledge of the Company, any other Person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Knowledge of the Company, no disqualified person (as defined in Section 4975(e)(2) of the Code) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or ERISA Section 406).
(j)All accrued contributions and other payments to be made by the Company, any Subsidiary or Company ERISA Affiliate to any Company Benefit Plan (i) through the Agreement Date have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.
(k)Except as set forth Section 3.12(k) of the Company Disclosure Schedules, there are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than (i) rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws, or (ii) until the end of the month following termination of employment).
(l)No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.
(m)Neither the Company nor any of its Subsidiaries has any liabilities for employee benefits to employees or former employees that are not reflected in the Company Benefit Plans.
(n)No Company Benefit Plan is funded with or allows for payments, investments or distributions in any employer security of the Company or any of its Subsidiaries.
(o)No current or former employee of the Company, any of its Subsidiaries or any Company ERISA Affiliate participates or participated in any Company Benefit Plan pursuant to the terms of a collective bargaining agreement.
(p)No Company Benefit Plan is subject to the laws of any jurisdiction outside of the U.S.
(q)Neither the Company nor any of its Subsidiaries has announced any type of plan or binding commitment to create any additional Company Benefit Plan, to enter into any agreement with any current or former employee, officer, director or other individual or to amend or modify any existing Company Benefit Plan or agreement with any current or former employee, officer, director or other individual.

(r)Except as set forth Section 3.12(r) of the Company Disclosure Schedules, each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates, except for the related administrative costs and the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.
Section 3.13Compliance with Legal Requirements. The Company and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2023, any written notice or, to the Knowledge of the Company, other communication (whether oral or written) from any Regulatory Authority or other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 3.14Legal Proceedings; Orders.
(a)Except as set forth on Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries that are reasonably expected to be material to the financial condition or results of operations of the Company. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Company and each of its Subsidiaries taken as a whole. No officer, director, or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. To the Knowledge of the Company, there are no pending or threatened Proceedings against any current or former director or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation.
(b)Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2022, none of the foregoing has been threatened by any Regulatory Authority.

Section 3.15Absence of Certain Changes and Events. Since December 31, 2025, except as set forth on Section 3.15 of the Company Disclosure Schedules:
(a)The Company and each of its Subsidiaries has conducted their respective businesses only in the Ordinary Course of Business;
(b)No Material Adverse Effect with respect to the Company has occurred; and
(c)There has been no discharge or satisfaction of any material lien or encumbrance on the assets of the Company and each of its Subsidiaries or repayment by the Company or any of its Subsidiaries of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business.
Section 3.16Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the Agreement Date, true, complete and correct copies of each of which have been delivered or made available to Acquiror:
(a)Each lease of real property to which the Company or any of its Subsidiaries is a party;
(b)All loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $250,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, letters of credit entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines advances;
(c)Any agreement of guarantee, support or indemnification by the Company or any of its Subsidiaries, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the Ordinary Course of Business;
(d)Each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $250,000 (other than Contracts for the sale of loans);
(e)Each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $250,000;
(f)Each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $250,000);
(g)Each material licensing agreement or other Contract with respect to patents, trademarks, copyrights or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors, regarding the appropriation or the nondisclosure of any of its intellectual property;
(h)Any Contract or agreement that contains any: (i) exclusive dealing obligation; (ii) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; (iii) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries; or (iv) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;
(i)Any Contract under which the Company or any of its Subsidiaries will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the Agreement Date;
(j)Each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;
(k)Each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;
(l)Each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;
(m)Each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;
(n)Any Contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the Ordinary Course of Business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the cessation of such employee’s or independent contractor’s employment;
(o)Each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $250,000;
(p)Each Contract entered into by the Company or any of its Subsidiaries with an Affiliate of the Company or any of its Subsidiaries; and
(q)Each amendment, supplement and modification in respect of any of the foregoing, to the extent not referred to elsewhere in this Section 3.16.
Section 3.17No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Knowledge of the Company, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity and except as would not reasonably be expected to have a Material Adverse Effect on the Company. No event has occurred or, to the Knowledge of the Company, circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10(e) of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2023, any written notice or other written communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.
Section 3.18Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds (other than policies and bonds maintained in connection with Company Benefit Plans) owned or held as of the Agreement Date by the Company and each of its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and each of its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and each of its Subsidiaries, and except as set forth in Section 3.18 of the Company Disclosure Schedules, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past two (2) years prior to the Agreement Date that individually exceed $250,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two (2) years.
Section 3.19Compliance with Environmental Laws.
(a)The Company and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in material compliance with all Environmental Laws.
(b)There are no material actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any reasonable factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law, except as set forth in Section 3.19(b) of the Company Disclosure Schedules.
(c)Neither the Company nor any of its Subsidiaries has received any written notice from any Regulatory Authority, or from any other Person, alleging that the Company or any of its Subsidiaries is or has been in violation of any Environmental Law, or alleging that the Company or any of its Subsidiaries is liable under any Environmental Law to conduct or pay for any investigation, cleanup, removal or remediation of any Hazardous Materials that is unresolved.
(d)To the Knowledge of the Company, no permits or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries pursuant to Environmental Law that have not been obtained. No permits or other governmental approvals are required pursuant to any Environmental Law for the consummation of the Contemplated Transactions.
(e)Since January 1, 2023, neither the Company nor any of its Subsidiaries has released or caused to be released any Hazardous Materials at, on, to, from or under any real property in such a manner as would reasonably be expected to give rise to any material liability or obligation under any Environmental Law.
(f)To the Knowledge of the Company, no third party has released or caused to be released any Hazardous Materials at, on, to, from or under any real property currently or formerly owned or operated by the Company or any of its Subsidiaries during the period of such ownership or operation in such a manner as would reasonably be expected to give rise to any material liability or obligation under any Environmental Law.
Section 3.20Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, since January 1, 2023, (a) there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company), on the other hand, that involved an amount exceeding $120,000, except those of a type available to employees of the Company or its Subsidiaries generally, and (b) there are no properties, rights or assets that are used by the Company or any of its Subsidiaries and owned by any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company).
Section 3.21Brokerage Commissions. Except for fees payable to Piper Sandler & Co. (“Piper Sandler”) pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 3.22Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied due to circumstances applicable to the Company or the Bank. The Bank’s most recent CRA rating was “satisfactory” or better.
Section 3.23Labor Matters.
(a)Section 3.23(a) of the Company Disclosure Schedules sets forth a list of each employee and independent contractor providing services to the Company or any of its Subsidiaries, including the following information for each, as applicable, as of April 20, 2026: (i) identification of the entity or entities to which such employee or independent contractor provides services; (ii) title or position; (iii) date of hire or commencement of services; (iv) work location; (v) whether full-time or part-time; (vi) whether exempt or non-exempt; (vii) whether absent from active employment, and, if so, the date such absence commenced, the reason for such absence and the anticipated date of return to active employment; (viii) annual salary, hourly rate or fee arrangement and, if applicable, bonus target or other incentive compensation that is specific to the individual; and (ix) accrued but unused vacation or other paid time off.
(b)Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, all employees of the Company and each of its Subsidiaries are employed at will and can be terminated without incurring any liability for the payment of any severance, and without accelerating the vesting of any deferred compensation owed by the Company or any of its Subsidiaries.
(c)There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.
(d)The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, payment of wages, withholding from wages, hours of work, discrimination (including harassment and sexual harassment), retaliation, collective bargaining, paid and unpaid leaves of absence, immigration, work authorization verification (including the preparation and maintenance of Form I-9s for current and former employees), workers’ compensation, unemployment compensation and occupational safety and health (collectively, “Employment Laws”).
(e)No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.
(f)There is no pending, or, to the Knowledge of the Company threatened, charge, claim or Proceeding against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is liable for any violation of any Employment Laws or for the violation or breach of any Contract with any current or former employee, consultant or independent contractor, and there have been no such Proceedings filed within the past three (3) years.
(g)All independent contractors and consultants providing services to the Company or any of its Subsidiaries have been properly classified as independent contractors for all purposes and in accordance with all applicable Legal Requirements, including Legal Requirements relating to employee benefits.
(h)To the Knowledge of the Company, all employees of the Company and each of its Subsidiaries are and have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar applicable state laws.

(i)The Company and each of its Subsidiaries is not liable for any arrearage of wages or any interest, fine or penalty for failure to comply with the foregoing; and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Regulatory Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for current or former employees.
(j)To the Knowledge of the Company, no executive officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting or other similar Contract or agreement relating to, affecting, limiting, prohibiting, restricting or otherwise conflicting with the present or proposed business activities of the Company or any of its Subsidiaries or such executive officer’s or key employee’s ability to perform their duties or anticipated duties for or on behalf of the Company or any of its Subsidiaries.
(k)The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance in all material respects with, to the extent applicable, Executive Order No. 11246 of 1965 (“EO 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”), and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all of their respective implementing regulations. To the extent required by any applicable Legal Requirement, the Company and each of its Subsidiaries maintains and complies with affirmative action plans in compliance with EO 11246, Section 503 and VEVRAA, including all of their respective implementing regulations. Within the past three (3) years, neither the Company nor any of its Subsidiaries has been the subject of any audit, investigation or enforcement action by any Regulatory Authority in connection with any Contract entered into with any Regulatory Authority, including any federal, state or local government body or agency, nor in connection with or related to compliance with EO 11246, Section 503 or VEVRAA.
(l)Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
Section 3.24Intellectual Property.
(a)The Company and each of its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and each of its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and each of its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.
(b)To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all such trade secrets that are owned, used, or held by them.

(c)To the Knowledge of the Company, none of the software utilized by the Company: (i) contains any bug, defect or error that materially and adversely affects the use, functionality, or performance of such software (“Defective Code”) or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and each of its Subsidiaries, or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software system.
(d)To the Knowledge of the Company, no software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (“Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and each of its Subsidiaries.
(e)The computers, software utilized by the Company, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment and all other information technology equipment, in each case, relating to the transmission, storage or processing of data, owned or controlled by the Company or any of its Subsidiaries (“IT Assets”) (i) operate and perform, in all material respects, as required for the conduct of the Company’s and each of its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three (3) years, and (ii) to the Knowledge of the Company, do not contain any open source code which has a Material Adverse Effect on the Company. The Company and each of its Subsidiaries takes reasonable actions, consistent with industry standards, to protect the security of the IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption. The Company has implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or, to the Knowledge of the Company, threatened in writing by or against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.
Section 3.25Investments.
(a)Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of March 31, 2026, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business to secure obligations of the Company or the Bank.

(b)Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.
(c)Neither the Company nor any of its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.
(d)All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and each of its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and each of its Subsidiaries has duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
Section 3.26Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their respective Subsidiaries has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their respective Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.

Section 3.27No Insurance Activities. None of the Company or any of its Subsidiaries conducts the business of insurance or services related to the business of insurance for which a license would be required in accordance with applicable Legal Requirements.
Section 3.28Cybersecurity. (a) To the Knowledge of the Company, there has not been any security breach or other compromise relating to the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”); (b) neither the Company nor any of its Subsidiaries has been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (c) the Company and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
Section 3.29Fairness Opinion. On or prior to the Agreement Date, the Company Board shall have received the opinion of Piper Sandler (a copy of which will be provided to Acquiror after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the Per Share Merger Consideration in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified.
Section 3.30No Other Representations or Warranties.
(a)Except for the representations and warranties made by the Company in this ARTICLE 3, none of the Company, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of its Subsidiaries.
(b)The Company acknowledges and agrees that Acquiror has not made and is not making, and the Company has not relied upon, any express or implied representation or warranty other than those contained ARTICLE 4.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Except as disclosed (i) in the Acquiror Disclosure Schedules, or (ii) in any Acquiror SEC Report filed with or furnished to the SEC that is publicly available at least five (5) Business Days prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any

“forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (the “Acquiror Previous Disclosure”), and except as may not be disclosed as a result of an applicable Legal Requirement, Acquiror hereby represents and warrants to the Company as follows:
Section 4.1Acquiror Organization.
(a)Acquiror: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror; (ii) is registered with the Federal Reserve as a bank holding company under the BHCA; and (iii) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted.
(b)The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the Agreement Date. Acquiror has no Subsidiaries as of the Agreement Date other than the Subsidiaries listed on Exhibit 21.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on February 25, 2026.
Section 4.2Acquiror Subsidiary Organization. Acquiror Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Washington. Each Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.
Section 4.3Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that this Agreement and the Contemplated Transactions are in the best interests of Acquiror and its shareholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, managers or members, of Acquiror or any of its Subsidiaries; or (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve, FDIC, and State of Washington Department of Financial Institutions, and approval of such applications, filings and notices; (b) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (c) the filing of the Washington Articles of Merger with the Secretary of State of the State of Washington pursuant to the Washington Act; and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 4.5Acquiror Capitalization.
(a)The authorized capital stock of Acquiror currently consists exclusively of: (i) 50,000,000 shares of Acquiror Common Stock, $0.01 par value per share, of which, as of April 28, 2026 (the “Acquiror Capitalization Date”), 33,967,943 shares were issued and outstanding, and no shares were held in the treasury of Acquiror; (ii) 5,000,000 shares of Acquiror nonvoting common stock, $0.01 par value per share, of which no shares were issued and outstanding as of the Acquiror Capitalization Date, and (iii) 500,000 shares of Acquiror’s preferred stock, $0.01 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Select Market, and Acquiror satisfies in all material respects all of the continued listing criteria of the Nasdaq Global Select Market. Acquiror has not received any notice of non-compliance or deficiency from the Nasdaq Global Select Market that is outstanding or has not been cured as of the Agreement Date.
(b)As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 486,799 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; and (ii) 309,537 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.
(c)Other than awards under Acquiror Stock Plans that are outstanding as of the Agreement Date, no equity-based awards were outstanding as of the Acquiror Capitalization

Date. Since the Acquiror Capitalization Date, other than pursuant to Acquiror Stock Plans that are outstanding as of the Agreement Date, through the Agreement Date, Acquiror has not: (i) issued or repurchased any shares of Acquiror Capital Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any material options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Capital Stock or any other equity-based awards.
(d)None of the shares of Acquiror Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) other than outstanding Acquiror Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Capital Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries.
Section 4.6Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Other than in connection with the investment portfolio of Acquiror and its Subsidiaries and investments in the Ordinary Course of Business, as of the Agreement Date, no Subsidiary of Acquiror owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 4.7Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.
(a)Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file with or furnish to the SEC any forms, reports or other documents. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in accordance with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and each of its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end adjustments in the case of unaudited Acquiror Financial Statements. As of the Agreement Date, Baker Tilly US, LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.
(c)The records, systems, controls, data and information of Acquiror and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Acquiror or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror. Acquiror (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Acquiror, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Acquiror by others within those entities as reasonably appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Acquiror’s outside auditors and the audit committee of Acquiror’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal controls over financial reporting.
(d)Since January 1, 2023, (i) neither Acquiror nor any of its Subsidiaries, nor, to the Knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of Acquiror or any of its Subsidiaries, has received or otherwise has had or obtained Knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Acquiror or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquiror or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of Acquiror, no employee of or attorney (whether or not employed by Acquiror or any of its Subsidiaries) representing Acquiror or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its Subsidiaries or any of their respective officers, directors, employees or agents (A) to the Board of Directors of Acquiror or any committee thereof or the Board of Directors or similar governing body of any Acquiror Subsidiary or any committee thereof, or (B) to any director or officer of Acquiror or any Acquiror Subsidiary.

(e)Acquiror and each of its Subsidiaries has timely filed all forms, reports and documents required to be filed since January 1, 2023 with all applicable Regulatory Authorities, except where the failure to file any such forms, reports and documents, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and has paid all material fees and assessments due and payable in connection therewith. Such forms, reports and documents complied, as of their respective filing dates, in all material respects with applicable Legal Requirements, except where the failure to file (or furnish, as applicable) such form, report or document or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.
(f)To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2023 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
Section 4.8Compliance with Legal Requirements. Acquiror and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2023, any written notice or, to the Knowledge of Acquiror, other communication (whether oral or written) from any Regulatory Authority regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 4.9Legal Proceedings; Orders.
(a)Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to Acquiror and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.
(b)Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2022, none of the foregoing has been threatened by any Regulatory Authority.
Section 4.10Absence of Certain Changes and Events. Since December 31, 2025, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.
Section 4.11Material Contracts.
(a)Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) to which Acquiror or any of its Subsidiaries is a party or by which Acquiror or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Acquiror, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, an “Acquiror Contract”).
(b)(i) Each Acquiror Contract is valid and binding on Acquiror or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (ii) Acquiror and each of its Subsidiaries has performed and complied with all obligations required to be performed by it under each Acquiror Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (iii) to the Knowledge of Acquiror, each third-party counterparty to each Acquiror Contract has performed and complied with all obligations required to be performed by it under such Acquiror Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (iv) neither Acquiror nor any of its Subsidiaries knows of, or has received notice of, any violation of any Acquiror Contract by any of the parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Acquiror, and (v) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Acquiror or any of its Subsidiaries, or to the Knowledge of Acquiror, any other party thereto, of or under any such Acquiror Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.
Section 4.12Brokerage Commissions. Except for fees payable to BofA Securities, Inc. (“BofA Securities”) pursuant to an engagement letter that has been delivered or made available to the Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 4.13Taxes. Acquiror and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions) all material Tax Returns required to be filed by them, except for jurisdictions where neither Acquiror nor any of its Subsidiaries would have any material tax liability. All such Tax Returns were true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by Acquiror or any of its Subsidiaries, or claimed in writing to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror or any of its

Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened in writing by any Taxing Authority. Neither Acquiror nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.
Section 4.14Financing and Shares Available. Acquiror has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares; and (b) a sufficient number of shares of Acquiror Common Stock authorized and available to issue the Per Share Merger Consideration.
Section 4.15Acquiror Information. The information relating to Acquiror and its Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to Acquiror and its Subsidiaries or that is provided by Acquiror or its Subsidiaries or representatives for inclusion in any other application, notification or document filed with any Regulatory Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the Securities Act and the rules and regulations thereunder.
Section 4.16No Other Representations or Warranties.
(a)Except for the representations and warranties made by Acquiror in this ARTICLE 4, none of Acquiror, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of Acquiror or any of its Subsidiaries.
(b)Acquiror acknowledges and agrees that the Company has not made and is not making, and Acquiror has not relied upon, any express or implied representation or warranty other than those contained ARTICLE 3.
ARTICLE 5
THE COMPANY’S COVENANTS
Section 5.1Access and Investigation.
(a)Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a), as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of the Company and Acquiror following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will cooperate in good faith to make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b)From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority, in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.
(c)The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries, in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials; (ii) the disclosure of which would violate any applicable Legal Requirement; (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege; (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8); or (v) related to the Contemplated Transactions.
(d)All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Nondisclosure Agreement, dated as of February 6, 2026, between the Company and Acquiror (as amended, the “Confidentiality Agreement”).
Section 5.2Operation of the Company and its Subsidiaries.
(a)Except as expressly contemplated by or permitted by this Agreement, as described in Section 5.2(b) of the Company Disclosure Schedules, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)Except as set forth in the applicable subsection of Section 5.2(b) of the Company Disclosure Schedules, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:
(i)Other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the Agreement Date: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Capital Stock; (B) permit any additional shares of Company Capital Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Capital Stock;
(ii)Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock, other than: (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, and (B) quarterly dividends, at a rate not in excess of $0.15 per share of Company Common Stock, to the holders of Company Common Stock made in the Ordinary Course of Business (the “Company Quarterly Dividend”); provided, however that during the fiscal quarter in which the Closing Date occurs, the Company Quarterly Dividend shall not be paid by the Company if payment of such Company Quarterly Dividend would result in the shareholders of the Company receiving more than one quarterly dividend from the Company and Acquiror during such fiscal quarter;
(iii)Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock (except for redemptions, purchases or other acquisitions of Company Capital Stock in connection with the acquisition or withholding of Company Capital Stock to pay for the exercise price of, or a holder’s payment of Tax obligations with respect to, Company RSUs or Company Stock Options);
(iv)Amend the Company Articles of Incorporation or the Company Bylaws, or the Organizational Documents of any of its Subsidiaries;
(v)Amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;
(vi)(A) Enter into any new credit or new Company Loan greater than $3,500,000; (B) renew any credit or Company Loan greater than $5,000,000; (C) enter into any new non-real estate SBA credit or Company Loan greater than $1,000,000; or (D) enter into any new Woodside Auto Loan greater than $250,000; in each case without first consulting and obtaining approval of Acquiror, for which Acquiror will at all times make appropriate personnel reasonable available, and approval for such loan or extension of credit will be deemed provided if Acquiror has not responded to the Company’s request within 48 hours of Acquiror’s receipt of a loan approval package concerning the loan or extension of credit at issue  (it being understood that a rejection or a single request for additional information within such 48 hour period shall constitute a response by Acquiror for these purposes);
(vii)Other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any Known owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;
(viii)Except with respect to contracts relating to loan participations, enter into any new Company Loan in an amount that exceeds the Bank’s lending limit under applicable Legal Requirements or, outside the Ordinary Course of Business, commit to make, renew, extend the term of or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loan to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or a Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan;”
(ix)Fail to maintain an allowance for credit losses which is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);
(x)Fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;
(xi)Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, including SBA and United States Department of Agriculture loans originated by the Company or (B) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole;
(xii)Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;
(xiii)Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xiv)Except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the Agreement Date: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or shareholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement; provided, however, the Company may pay annual employee bonuses accrued as of the Effective Time in amounts that are consistent with the terms of the Company Benefit Plans existing as of the Agreement Date;
(xv)Incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness in excess of $250,000, other than in the Ordinary Course of Business;
(xvi)Enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;
(xvii)Materially change its deposits programs or increase rates paid on deposits, other than in the Ordinary Course of Business;
(xviii)Settle any action, suit, claim or Proceeding against it or any of its Subsidiaries, except for an action, suit, claim or Proceeding that is settled in an amount and for consideration not in excess of $250,000 and that would not impose any material restriction on the business of the Company or its Subsidiaries;
(xix)Except as disclosed in Section 5.2(b)(xix) of the Company Disclosure Schedules, permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of the Company or any of its Subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
(xx)Make or change any material Tax elections, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the Agreement Date, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, file any material amended Tax Return or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;
(xxi)Other than to replace departed employees with like-compensated individuals, hire any employee with an annual base salary or an independent contractor with annual compensation opportunities in excess of $100,000; provided, however, that Acquiror shall not enforce or attempt to enforce its rights pursuant to this Section 5.2(b)(xxi) to exercise “prior control” (as defined in section 2(a)(2) of the BHCA) over the management or policies of the Company or the Bank;
(xxii)Purchase, sell, transfer or pledge (except, in the case of pledges, for Company Permitted Exceptions) any Company Investment Securities, other than in the Ordinary Course of Business;
(xxiii)Make, or commit to make, any capital expenditures in excess of $250,000; or
(xxiv)Agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of directors of any of the Company’s Subsidiaries to take or adopt any resolutions of such board of directors of such Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).
Section 5.3Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8.
Section 5.4Company Shareholders’ Meeting.
(a)The Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the Washington Act, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval and, if so desired and mutually agreed, upon other matters of the type customarily brought before a meeting of shareholders to approve a merger agreement or the transactions contemplated thereby. The Company and Company Board will use their reasonable best efforts to obtain from its shareholders the votes in favor of the adoption of this Agreement required by the Washington Act, including by recommending that its shareholders vote in favor of this Agreement and the Contemplated Transactions, including the Merger (the “Company Board Recommendation”), and the Company and Company Board will not (i) withhold, withdraw, qualify or adversely modify the Company Board Recommendation, (ii) fail to make the Company Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly, finally and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Company Board Recommendation, in each case within ten (10) business days after any request by Acquiror to do so (or such fewer number of days as remains prior to the Company Shareholders’ Meeting), or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Company Adverse Recommendation”).
(b)Notwithstanding the foregoing, prior to the time the Company Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation if and only if (i) the Company and its Subsidiaries and Representatives have complied with their obligations under Section 5.8, (ii) an unsolicited bona fide written Acquisition Proposal is made to the Company after the date of this Agreement by a third party, and such Acquisition Proposal is not withdrawn, (iii) the Company Board has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (iv) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to make a Company Adverse Recommendation would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, (v) prior to effecting the Company Adverse Recommendation, three (3) Business Days shall have elapsed since the Company has given written notice to Acquiror advising Acquiror that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Acquisition Proposal that is the basis of the Company Adverse Recommendation (it being understood that any amendment or change to any material term of such Acquisition Proposal shall require a new notice and the provisions of this Section 5.4(b) shall apply anew), (vi) during such three (3) Business Day period, the Company has considered, and engaged in good-faith discussions with Acquiror regarding, any adjustment or modification of the terms of this Agreement proposed by Acquiror and (vii) the Company Board, following such three (3) Business Day period, again reasonably determines in good faith (after consultation with its outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Acquirer and delivered to the Company in writing) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to make a Company Adverse Recommendation would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements.
(c)The Company shall adjourn or postpone the Company Shareholders’ Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Shareholder Approval; provided, that no such adjournment or postponement shall delay the Company Shareholders’ Meeting by more than thirty (30) days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the Termination Date. Except as described in the preceding sentence, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Acquiror’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
(d)Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms (i) the Company Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders’ Meeting for the purpose of voting on the approval of this Agreement, and nothing contained herein shall be deemed to relieve the Company of such obligations, and (ii) the Company shall not submit to the vote of its shareholders any Acquisition Proposal or any transaction contemplated thereby.

Section 5.5Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 5.6Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operations of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.
Section 5.7Company Benefit Plans.
(a)At the request of Acquiror, the Company will use, or cause the Bank to use, commercially reasonable efforts to amend or terminate, prior to the Effective Time, any Company Benefit Plan, to the extent that each such Company Benefit Plan may be so amended or terminated in accordance with its terms; provided however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.
(b)Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including any change of control or severance agreements, or other similar arrangements, consistent with GAAP.
(c)The Company shall take all appropriate action to terminate any Company Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Section 401(k) of the Code as of at least one day prior to the Closing Date; provided, however, that Acquiror agrees that nothing in this Section 5.7(c) will require the Company to cause the final dissolution and liquidation of any such plan prior to the Closing Date.
Section 5.8Acquisition Proposals.
(a)The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the Agreement Date with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2)

Business Days advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), provide Acquiror an unredacted copy of such Acquisition Proposal and any draft agreements, proposals or other materials or correspondence received in connection with such inquiry or Acquisition Proposal, and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis. The Company shall use its reasonable best efforts to enforce any existing confidentiality agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and will not release any third party from, or waive any provisions of, any such agreements.
(b)The Company agrees that it will not, and will cause each of its Subsidiaries and its and their respective Representatives and controlled Affiliates not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification on the terms and conditions of such Acquisition Proposal); provided, that, prior to the receipt of the Company Shareholder Approval and subject to compliance with this Section 5.8, in the event the Company receives an unsolicited bona fide written Acquisition Proposal from a Person other than Acquiror after the Agreement Date, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); and (ii) participate in discussions or negotiations regarding such Acquisition Proposal.
Section 5.9Company Voting Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Company Voting Agreement, signed by all of the directors and executive officers of the Company as of the Agreement Date who own or control the voting of any shares of Company Common Stock.
Section 5.10Title to Real Estate.
(a)Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to obtain and deliver to Acquiror, with respect to any interest in real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, a commitment for an owner’s title insurance policy (collectively, the “Title Commitments”), issued by a title company selected by the Company and reasonably acceptable to Acquiror (the “Title Company”), showing fee simple title in the Company or one of its Subsidiaries in such real property subject to the standard exceptions (unless Acquiror satisfies each condition to obtaining, and obtains, at its sole cost and expense, extended title coverage) and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Company Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.10(a) shall be split equally between Acquiror and the Company. With respect to property carried as OREO, at the request of Acquiror, the Company shall provide reasonably acceptable written proof of ownership by the Company and each of its Subsidiaries of such OREO property.

(b)If requested by Acquiror, at the Closing, the Company shall obtain at Acquiror’s expense and deliver to Acquiror, with respect to all fee interests in real property owned by the Company and each of its Subsidiaries, an owner’s standard coverage title insurance policy (collectively, the “Title Insurance Policies”), or an irrevocable commitment to issue such a policy to Acquiror, dated as of the Closing Date, on ALTA Policy Form 2021, if available (if not available, then on Form 2006), with respect to all interests in real property owned by the Company and each of its Subsidiaries, other than property carried as OREO, issued by the Title Company, subject to only the standard exceptions and such exceptions as are Company Permitted Exceptions or have been otherwise accepted by Acquiror, containing any endorsements reasonably required by Acquiror (at Acquiror’s sole expense), and, if applicable, insuring the fee simple estate of the Company or one of its Subsidiaries in such properties in an amount to be agreed, but in any event not less than the value at which the Company or its applicable Subsidiary currently carries the property on its books, subject only to the Company Permitted Exceptions. In no event shall the Company be obligated to obtain any appraisal of any real property owned by it or its Subsidiaries.
(c)Except for Company Permitted Exceptions, neither the Company nor any of its Subsidiaries shall voluntarily encumber any real property prior to the Closing Date. In the event that the Company cannot obtain any of the Title Insurance Policies, and Acquiror has not, prior to the Closing Date, given notice to the Company that Acquiror is willing to waive objection to each title exception which is not set forth in the applicable Title Commitment (each, a “New Encumbrance”), the Company shall discharge or remove each such New Encumbrance that can be discharged or removed by the payment of a liquidated sum of money. The Company shall use commercially reasonable efforts to discharge any New Encumbrance that cannot be discharged solely by the payment of a liquidated sum of money, unless such New Encumbrance is a Company Permitted Exception. The Company shall be entitled to postpone the Closing Date for up to thirty (30) days in the aggregate, in order to discharge any New Encumbrance which is not a Company Permitted Exception. If the Company has not discharged any New Encumbrance that is: (i) not a Company Permitted Exception and (ii) would reasonably be expected to materially interfere with the fair market value, use or operation of such real property for its current purpose, and which cannot be discharged solely by the payment of a liquidated sum of money that, individually or in the aggregate with all other liquidated sums to be paid pursuant to this Section 5.10(c), would not exceed $3,000,000, on or prior to the Closing Date (subject to any postponement in accordance with the preceding sentence), then Acquiror shall have the right to terminate this Agreement upon ten (10) days prior written notice to the Company.
(d)If the consent of any landlord is required for transfer or assignment of any lease by virtue of the Contemplated Transactions, the Company shall obtain such required consents as soon as reasonably practicable after the Agreement Date, but in no event later than five (5) Business Days before the Closing. Acquiror shall reasonably cooperate in obtaining such consents, including, without limitation, by reviewing, negotiating, and executing any assignment, assumption, or consent required by such landlord and providing reasonable financial and other information to such landlord.
Section 5.11Surveys. Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to obtain, at Acquiror’s expense, a current American Land Title Association survey, including any Table A items reasonably requested by Acquiror, of any or all parcels of real property owned by the Company and any of its Subsidiaries, other than property carried as OREO.

Section 5.12Environmental Investigation.
(a)Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to order, at Acquiror’s expense, a Phase I environmental site assessment to be conducted in accordance with ASTM Standard E1527-21, Standard Practice for Environmental Site Assessments (the “ASTM Standard”) to be delivered to Company and Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest (each, a “Phase I Report”) conducted by an independent professional consultant selected by the Company and reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any “Recognized Environmental Conditions,” as that term is defined in the ASTM Standard. If a Phase I Report discloses any “Recognized Environmental Conditions” under the ASTM Standard, then Acquiror may, upon receipt of written permission from the Company, which permission shall not be unreasonably withheld, promptly obtain a Phase II subsurface investigation with respect to any Recognized Environmental Condition identified in a Phase I, which report shall, to the extent feasible, contain an estimate of the approximate cost of any remediation or other follow-up work recommended to address those conditions in accordance with applicable Legal Requirements (each, a “Phase II Report,” and, together with the associated Phase I Report, an “Environmental Report”), the cost of obtaining any Phase II Report described in this Section 5.12(a) shall be borne by Acquiror, and such report shall be provided to both the Company and Acquiror. Neither the Company nor Acquiror shall have any duty to act upon any information produced by an Environmental Report. All Environmental Reports shall be the property of the Company and shall be held in confidence as provided in the Confidentiality Agreement.
(b)In the event that the results of any Phase II Report discloses any environmental condition or conditions which, either in accordance with Environmental Laws or reasonable commercial practices, would reasonably be expected to require cleanup and/or remediation the cost of which, either individually or in the aggregate, would reasonably be expected to exceed $3,000,000, then Acquiror may, at its sole option, terminate this Agreement upon ten (10) days prior written notice to the Company.
(c)Acquiror hereby agrees to indemnify, defend and hold the Company harmless from and against any cost, expense, charge, lien, action or judgment, as well as any claim of a right to any such cost, expense, charge, lien, action or judgment arising from any act or omission of Acquiror, Acquiror’s agents or contractors, or any services, labor, supplies or materials provided or performed by surveyors, engineers, and others hired by Acquiror to make the inspections and tests, and from and against any personal injury and property damage caused by the act or neglect of Acquiror or any of its agents, or independent contractors in connection with any Phase II Report. Notwithstanding the foregoing, in no event shall Acquiror be held liable for the costs of any cleanup and/or remediation of any condition identified by a Phase II Report.

Section 5.13Third-Party Consents. Unless waived by Acquiror in whole or in part, the Company shall have received the consents and approvals, and shall have delivered the notices, required pursuant to the Contracts listed in Section 5.13 of the Company Disclosure Schedules.
ARTICLE 6
ACQUIROR’S COVENANTS
Section 6.1Access and Investigation.
(a)Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a), as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Company shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b)All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.
Section 6.2Operation of Acquiror and Acquiror Subsidiaries. Except as previously disclosed in the Acquiror Previous Disclosure, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (a) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (b) amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the shareholders of the Company; or

(c) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board in support of, any of the actions prohibited by this Section 6.2.
Section 6.3Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 6.4Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.
Section 6.5Indemnification.
(a)For a period of six (6) years from and after the Effective Date, Acquiror will indemnify and defend each Person who is now, or has been at any time prior to the Agreement Date or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each, an “Indemnified Party”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that the Company is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Legal Requirements, including federal banking law, or under the Company Articles of Incorporation, in each case as in effect on the Agreement Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.5(a) shall continue until the final disposition of such claim. Acquiror shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that the Company is currently permitted to advance expenses to such Indemnified Parties under applicable Legal Requirements, including federal banking law, or under the Company Articles of Incorporation as of the Agreement Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under applicable Legal Requirements or the Company Articles of Incorporation will be made by independent counsel (which will not be counsel that provides any services to Acquiror or any of its Subsidiaries) selected by Acquiror and reasonably acceptable to such officer or director.

(b)Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Section 6.5(b) of the Company Disclosure Schedules (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Existing D&O Policy for a period of up to six (6) years after the Effective Time; provided, that, the Company shall not be required to pay in the aggregate more than 250% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Section 6.5(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.5(b) would exceed such 250% amount, the Company shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 250% amount.
(c)If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.5.
(d)The provisions of this Section 6.5 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.
Section 6.6Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.
Section 6.7Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Select Market prior to the Closing Date.
ARTICLE 7
COVENANTS OF ALL PARTIES
Section 7.1Regulatory Approvals. As soon as practicable following the Agreement Date, but in no event more than forty-five (45) days after the Agreement Date, Acquiror shall prepare and file with the applicable Regulatory Authorities appropriate applications, notices or filings to obtain all Requisite Regulatory Approvals, and the Company and each of its Subsidiaries will cooperate with Acquiror as reasonably requested by Acquiror, and the Company will comply with the terms of such Requisite Regulatory Approvals. Acquiror shall provide the Company with copies of the non-confidential portions of all applications, notices or filings filed with any Regulatory Authorities for the Requisite Regulatory Approvals, and Acquiror shall keep the Company informed as to the progress of such applications and provide the Company with copies of all non-confidential correspondence or orders evidencing the Requisite Regulatory Approvals. The Company will, upon request, furnish Acquiror with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notices or filing made by or on behalf of Acquiror with or to any Regulatory Authority in connection with the Contemplated Transactions.

Section 7.2SEC Registration. As soon as practicable following the Agreement Date, but in no event more than forty five (45) days after the Agreement Date, the Company and Acquiror shall prepare the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Company shall furnish all information concerning itself and its shareholders as may be reasonably requested by Acquiror in connection with the Registration Statement, and the Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use commercially reasonable efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.
Section 7.3Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that (a) either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules; and (b) each party may, without consultation or consent of the other party, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in filings by such party with the SEC, so long as such statements are consistent with previous press releases, public disclosures or public statements made by such party in compliance with this Section 7.3.
Section 7.4Commercially Reasonable Efforts; Cooperation. Each of the Company and Acquiror agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither the Company nor Acquiror will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. The Company agrees to use its commercially reasonable efforts to obtain all consents or approvals necessary to consummate the Contemplated Transactions, including all applicable consents under the Contracts listed (or required to be listed) on Section 5.13 of the Company Disclosure Schedules. Between the Agreement Date and the Closing Date, each of the Company and Acquiror will, and will cause each of its respective Subsidiaries, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of non-confidential notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.
Section 7.5Tax Free Reorganization.
(a)The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (the “Intended Tax Consequences”). From and after the Agreement Date and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)As of the Agreement Date, to the Knowledge of the Company, there is no reason: (i) why the Company would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated in Section 8.8 and Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.
(c)As of the Agreement Date, to the Knowledge of Acquiror, there is no reason: (i) why Acquiror would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated in Section 8.8 and Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to the Company and counsel to Acquiror.
Section 7.6Employees and Employee Benefits.
(a)All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror or its Subsidiaries as of the Closing. Following the Closing, Acquiror or its Subsidiaries shall initially provide employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror or its Subsidiaries under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan). For the avoidance of doubt, nothing in this Section 7.6 is intended to, or shall be interpreted to, provide any rights to continued employment for any Covered Employee for any period of time following the Closing.
(b)For the purpose of satisfying eligibility requirements and vesting periods under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and each of its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.
(c)In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old

Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(d)The Company and each of its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment, within one year of the Closing Date, will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.6(d) of the Company Disclosure Schedules. Notwithstanding the foregoing, no Covered Employee eligible to receive severance benefits or other payment triggered by the Merger under an employment, change in control, severance, or other similar agreement (a “CIC Payment”) shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits. Any Covered Employee who waives and relinquishes, or otherwise loses, his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).
(e)Any Company employee who has or is party to any agreement or arrangement that provides for a CIC Payment shall receive the CIC Payment pursuant to the terms of his or her employment, change in control, severance, or other similar agreement.
(f)Acquiror shall pay retention bonuses to the Covered Employees in accordance with Section 7.6(f) of the Company Disclosure Schedules.
Section 7.7Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the other Contemplated Transactions.
Section 7.8Shareholder Litigation. Each of Acquiror and the Company shall promptly advise the other party in writing after becoming aware of any Legal Action commenced, or to the Knowledge of such party, threatened in writing, against such party or any of its officers or directors by any shareholder of the Company (on their own behalf or on behalf of the Company) or by any Regulatory Authority relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) and shall keep the other party reasonably informed regarding any Transaction Litigation. Each party shall: (a) give the other party the opportunity to participate in the defense and settlement of any such Transaction Litigation; (b) keep the other party reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and provide the other party with the opportunity to consult with such party regarding the defense of any such litigation, which advice such party shall consider in good faith; and (c) not settle any Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned). Further, each of Acquiror and the Company shall promptly notify the other party hereto of any material Legal Action commenced or threatened, or the institution or threat of significant Legal Action involving such party or any of its Subsidiaries, and will keep the other party hereto reasonably informed of any material developments regarding such Legal Action or events.
Section 7.9Dividends. After the Agreement Date, each of Acquiror and the Company shall coordinate with the other on the declaration of any dividends in respect of Acquiror Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Acquiror Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (a) starting with the quarterly dividend payable in the third quarter of 2026, the Company Board shall cause its regular quarterly dividend record dates and payments dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payments dates for Acquiror Common Stock (i.e., the Company shall move its dividend record and payment dates for the quarterly dividend payable in the third quarter of 2026 to approximately August 4, 2026 and August 14, 2026, respectively, to be consistent with Acquiror’s expected record and payment dates of August 4, 2026 and August 14, 2026, respectively), and (b) the Acquiror Board shall continue to pay dividends on the Acquiror Common Stock on substantially the same record and payment date schedules as have been utilized in the past.
Section 7.10Assumption by Acquiror. Following execution of this Agreement and prior to the Closing, the Company shall cooperate with Acquiror to effect the assumption by Acquiror of the Contracts listed on Section 7.10 of the Company Disclosure Schedules, subject to and contingent upon the occurrence of the Closing, and Acquiror will execute any and all instruments and agreements as may reasonably be requested in order to effect such assumption.
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR
The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):
Section 8.1Accuracy of Representations and Warranties. Other than the representations and warranties of the Company contained in Section 3.1(a), Section 3.2 (solely as such representation relates to the Bank), Section 3.5, Section 3.6 (solely as such representation relates to the Bank), and Section 3.21, the representations and warranties of the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.5 shall be true and correct in all respects, except with respect to de minimis inaccuracies, on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.1(a), Section 3.2 (solely as such representation relates to the Bank), Section 3.6 (solely as such representation relates to the Bank), and Section 3.21 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 8.2Performance by the Company. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 8.3Shareholder Approval. The Company Shareholder Approval shall have been obtained.
Section 8.4No Proceedings, Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced any Proceeding: (a) other than the shareholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 8.5Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition.
Section 8.6Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 8.7Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 8.1 and Section 8.2.
Section 8.8Tax Opinion. Acquiror shall have received a written opinion of Ballard Spahr LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror

Common Stock. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 8.9Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Global Select Market a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Global Select Market shall not have objected to the listing of such shares of Acquiror Common Stock.
Section 8.10Company Merger Costs. All Company Merger Costs shall have been paid or accrued by the Company or the Bank on or prior to the Closing Date.
Section 8.11No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.
Section 8.12CFO’s Certificate. Acquiror shall have received a certificate, dated as of the Closing Date, executed by the chief financial officer of the Company certifying the amount of the Adjusted Equity of the Company as of the Calculation Date.
Section 8.13Minimum Adjusted Equity. The Company’s Adjusted Equity shall be equal to or greater than $124,269,000.
Section 8.14Dissenters’ Shares. Holders of less than 10% of the outstanding shares of Company Common Stock shall have exercised their dissenters’ rights pursuant to the Washington Act.
ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY
The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):
Section 9.1Accuracy of Representations and Warranties. Other than the representations and warranties of Acquiror contained in Section 4.1(a), Section 4.2 (solely as such representation relates to Acquiror Bank), Section 4.5, Section 4.6 (solely as such representation relates to Acquiror Bank), and Section 4.12, the representations and warranties of Acquiror contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.5 shall be true and correct in all respects, except with respect to de minimis inaccuracies, on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.1, Section 4.2 (solely as such representation relates to Acquiror Bank), Section 4.6 (solely as such representation relates to Acquiror Bank), and Section 4.12 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 9.2Performance by Acquiror. Acquiror shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 9.3Shareholder Approval. The Company Shareholder Approval shall have been obtained.
Section 9.4No Proceedings; No Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced any Proceeding: (a) other than the shareholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 9.5Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition.
Section 9.6Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 9.7Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Section 9.1 and Section 9.2.
Section 9.8Tax Opinion. The Company shall have received a written opinion of Miller Nash LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 9.9Conversion Fund. Acquiror shall have deposited the Conversion Fund with the Exchange Agent.
Section 9.10Stock Exchange Listing. Acquiror shall have caused all shares of Acquiror Common Stock to be delivered in the Merger to be listed on the Nasdaq Global Select Market at the Effective Time.
Section 9.11No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.
ARTICLE 10
TERMINATION
Section 10.1Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, by:
(a)Mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;
(b)Acquiror or the Company, if the Effective Time shall not have occurred at or before the twelve (12) month anniversary of the Agreement Date (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding representations and warranties) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;
(c)Acquiror or the Company, if any Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order;
(d)Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; or (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority;
(e)Acquiror if the Company Shareholders’ Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 5.4(a) having been taken and the Company Shareholder Approval shall not have been obtained;

(f)Acquiror, if (i) the Company Board makes or publicly proposes to make a Company Adverse Recommendation, or (ii) the Company materially breaches or fails to perform its obligations under Section 5.4 or Section 5.8;
(g)Acquiror, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(f)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by Acquiror or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;
(h)the Company, if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by the Company or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;
(i)Acquiror, pursuant to Section 5.10(c) or Section 5.12(b); or
(j)the Company if (i) the Company shall have complied with its obligations under Section 5.4 (including with respect to any adjournment or postponement) and Section 5.8, (ii) the Company Shareholders’ Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 5.4(a) having been taken and the Company Shareholder Approval shall not have been obtained and (iii) prior to the Company Shareholders’ Meeting, the Company shall have received a Superior Proposal which did not result from a breach of Section 5.4 or Section 5.8 and the Company Board shall have determined to enter into a definitive agreement providing for such Superior Proposal upon termination of this Agreement in accordance with this Section 10.1(j) and shall have entered into such agreement concurrently with such termination; provided, however, that the Company may not terminate this Agreement pursuant to this Section 10.1(j) unless and until (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and, during such five (5) Business Day period, to the extent that Acquiror so requests, the Company and Acquiror cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be completed, and (y) at the end of such five (5) Business Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisors (and after taking into account any adjustment or modification of the terms of this Agreement proposed by Acquirer and delivered to the Company in writing), to believe that a Superior Proposal continues to exist.

Section 10.2Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or shareholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from a breach by that party of this Agreement.
Section 10.3Fees and Expenses.
(a)Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
(b)If this Agreement is terminated by Acquiror pursuant to Section 10.1(f) or by the Company pursuant to Section 10.1(j), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, an amount equal to $6,300,000 (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.
(c)If, after the Agreement Date and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated (A) by either Acquiror or the Company pursuant to Section 10.1(b) (if the Company Shareholder Approval has not theretofore been obtained but all other conditions set forth in ARTICLE 9 had been satisfied or were capable of being satisfied prior to such termination), or (B) by Acquiror (x) pursuant to Section 10.1(e), or (y) pursuant to Section 10.1(g) as a result of a material breach, and (ii) within twelve (12) months after such termination the Company shall enter into a definitive written agreement with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within two (2) Business Days after the execution of such definitive written agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(m).
(d)Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 10.3(b), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. The Company shall not be required to pay the Termination Fee on more than one occasion.

ARTICLE 11
MISCELLANEOUS
Section 11.1Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.
Section 11.2Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Washington solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Contemplated Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by Legal Requirements shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.
Section 11.3Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.5, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.
Section 11.4Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval is obtained, there may not be, without further approval of the Company’s shareholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.
Section 11.5Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in ARTICLE 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
Section 11.6Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:
Banner Corporation 10 South First Avenue Walla Walla, Washington 99362 Telephone: 425-576-4320 Attention: Sherrey Luetjen, Executive Vice President and General Counsel (sherrey.luetjen@bannerbank.com)
with copies, which shall not constitute notice, to:
Ballard Spahr LLP
601 SW Second Avenue, Suite 2100
Portland, Oregon 97204
Telephone: 503-778-2148
Attention: Kenneth R. Haglund, Jr. (haglundk@ballardspahr.com) and
Beau Hurtig (hurtigb@ballardspahr.com)

If to the Company, to: Pacific Financial Corporation 1216 Skyview Drive Aberdeen, Washington 98520 Telephone: 360-537-4052 Attention: Denise Portmann, President and CEO (dportmann@bankofthepacific.com)
with copies, which shall not constitute notice, to:
Miller Nash LLP
1140 SW Washington Street, Suite 700
Portland, Oregon 97205
Telephone: 503-224-5858
Attention: David G. Post (david.post@millernash.com) and
Justin Hebenstreit (justin.hebenstreit@millernash.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by e-mail, when sent.
Section 11.7Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.
Section 11.9Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
Section 11.10Specific Performance.
(a)The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, notwithstanding anything else in this Agreement, in no event shall specific performance of Acquiror’s obligation to consummate the Merger survive any termination of this Agreement.
(b)Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
Section 11.11Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 161.2(c) and as identified in 12 C.F.R. Section 309.5(g)(8)) of a Regulatory Authority by any party to this Agreement to the extent prohibited by applicable Legal Requirements. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
Section 11.12Counterparts. This Agreement and any amendments hereto may be executed in any number of counterparts (including by electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12
DEFINITIONS
Section 12.1Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:
(a)“Acquiror Articles of Incorporation” means the Restated Articles of Incorporation of Acquiror, as amended.
(b)“Acquiror Bank” means Banner Bank, a Washington state-chartered commercial bank headquartered in Walla Walla, Washington, and a wholly-owned subsidiary of Acquiror.
(c)“Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.
(d)“Acquiror Board” means the board of directors of Acquiror.
(e)“Acquiror Bylaws” means the Amended and Restated Bylaws of Acquiror, as amended.
(f)“Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.
(g)“Acquiror Common Stock” means the common stock, $0.01 par value per share, of Acquiror.
(h)“Acquiror Contract” means each Contract filed or incorporated by reference as an exhibit to an Acquiror SEC Report.
(i)“Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.
(j)“Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.
(k)“Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.

(l)“Acquiror Stock Plans” means collectively the following:
(i)Acquiror 2014 Omnibus Incentive Plan (Amended and Restated);
(ii)Acquiror 2018 Omnibus Incentive Plan; and
(iii)Acquiror 2023 Omnibus Incentive Plan.
(m)“Acquisition Proposal” means a tender or exchange offer to acquire more than 25% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 25% of the voting power in, or more than 25% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the Contemplated Transactions and other than any sale of whole loans and securitizations in the Ordinary Course of Business.
(n)“Adjusted Equity” means the Company’s total shareholders’ equity, excluding the impact of accumulated other comprehensive loss (or gain), less all intangible assets, calculated on a consolidated basis as of the Calculation Date and in accordance with GAAP consistently applied; provided, however, that Company Merger Costs paid or accrued after March 31, 2026 shall be excluded from the calculation of Adjusted Equity.
(o)“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.
(p)“Bank” means Bank of the Pacific, a Washington state-chartered commercial bank headquartered in Aberdeen, Washington, and a wholly-owned subsidiary of the Company.
(q)“Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.
(r)“BHCA” means the Bank Holding Company Act of 1956, as amended.
(s)“Burdensome Condition” means any condition or restriction contained in or issued in connection with any Requisite Regulatory Approval that would: (i) reasonably be expected to be materially burdensome on, or impair in any material respect the benefits of the Contemplated Transactions to the Surviving Entity; (ii) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of the Surviving Entity or any of its Subsidiaries; (iii) require any Person other than the Surviving Entity to guaranty, support or maintain the capital of any of its Subsidiaries after the Closing Date; (iv) cause any Person other than the Surviving Entity to be deemed to control Surviving Entity’s Subsidiaries after the Closing Date; or (v) require any contribution of capital to the Company, Bank or any Subsidiary of Acquiror at the Closing; provided, however, that the following shall not be deemed to be included in the preceding list and shall not be deemed a “Burdensome Condition:” any restraint, limitation, term, requirement, provision or condition that applies generally to financial or bank holding companies and banks as provided by any Legal Requirement or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.

(t)“Business Day” means any day except Saturday, Sunday and any day on which banks in the State of Washington are authorized or required by law or other government action to close.
(u)“Calculation Date” means the close of business on the tenth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.
(v)“Closing Acquiror Common Stock Price” means the average closing price per share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the fifteen (15) consecutive trading days immediately preceding the Closing Date.
(w)“Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.
(x)“Company Articles of Incorporation” means the Articles of Incorporation of the Company, as amended.
(y)“Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, deferred compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement, retention agreement or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any beneficiary thereof. For the avoidance of doubt, each Company Stock Plan constitutes a Company Benefit Plan.
(z)“Company Board” means the board of directors of the Company.
(aa)“Company Bylaws” means the Bylaws of the Company, as amended and restated.
(ab)“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.
(ac)“Company Common Stock” means the common stock, $1.00 par value per share, of the Company.
(ad)“Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414(b), (c), (m) or (o) of the Code.
(ae)“Company Merger Costs” means (i) the cost of terminating any employment related agreements and obligations (including any non-competition agreements, option agreements or equity based plans), including associated employment taxes; (ii) the transaction costs, fees and expenses (including all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger, due diligence costs and all costs associated with seeking Company Shareholder Approval) incurred by the Company; (iii) any severance, stay-pay or retention bonus amounts or change in control payments and associated employment taxes; (iv) the costs of obtaining a determination letter from the IRS in connection with the termination of any Company Benefit Plans; (v) the accrual or payment of all of the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by the Company in connection with any contract termination required pursuant to this Agreement; (vi) any accrued paid time-off through the Closing Date that is not recorded as a liability on the Company’s balance sheet as of the Calculation Date in accordance of GAAP; (vii) the cost of the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies contemplated in Section 6.5(b); (viii) all other customary and reasonable costs and expenses incurred by the Company in the performance of its obligations under this Agreement; and (ix) other amounts mutually agreed upon in writing by the Company and Acquiror. For purposes of the calculation of Company Merger Costs and Adjusted Equity, any references in the definition of Company Merger Costs to the Company shall include any and all amounts that any Subsidiary of the Company incurs, accrues or pays.
(af)“Company Stock Plans” means the Company’s 2021 Equity Incentive Plan and 2011 Equity Incentive Plan.
(ag)“Company Shareholder Approval” means the approval of this Agreement by the shareholders of the Company, in accordance with the Washington Act and Company Articles of Incorporation, by the affirmative vote of holders of two thirds of the outstanding shares of Company Common Stock, voting together as a single class.
(ah)“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by the Company and Acquiror of their respective covenants and obligations under this Agreement; (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3 in connection with the Merger; and (iv) the Bank Merger.
(ai)“Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.
(aj)“Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.
(ak)“CRA” means the Community Reinvestment Act, as amended.
(al)“Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.
(am)“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
(an)“DOL” means the U.S. Department of Labor.
(ao)“Environmental Laws” means, collectively, any Legal Requirement, judgment or permit relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous or toxic materials, substances or wastes or (b) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.
(ap)“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(aq)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(ar)“FDIC” means the Federal Deposit Insurance Corporation.
(as)“Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.
(at)“GAAP” means generally accepted accounting principles in the U.S., consistently applied.
(au)“Hazardous Materials” means any substance, waste, contaminant, pollutant, gas or other material that is regulated by, subject to control or remediation pursuant to, or the use, handling, storage, disposal or release of which is subject to or may result in liability under, any Environmental Laws or is otherwise regulated under Environmental Laws. For the avoidance of doubt, Hazardous Materials includes polychlorinated biphenyls, asbestos in any form or condition, petroleum or petroleum products and any per- or poly-fluoroalkyl substances.
(av)“Intended Tax Consequences” has the meaning provided in Section 7.5(a).
(aw)“IRS” means the U.S. Internal Revenue Service.
(ax)“Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of (i) for the Company, its Chief Executive Officer and President, Chief Financial Officer, Chief Credit Officer, Chief Lending Officer or Chief Operating Officer, and (ii) for Acquiror, its Chief Executive Officer and President, Chief Financial Officer, Chief Risk Officer or Chief Operating Officer, in each case as the context requires.

(ay)“Legal Action” means any legal, administrative, arbitral or other Proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.
(az)“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.
(ba)“Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect, condition, development or occurrence which, individually or together with any other event, circumstance, change, effect, condition, development or occurrence, has had or would reasonably be expected to have a material adverse effect on: (i) the business, condition (financial or otherwise), properties, assets, liabilities or results of operations of such party and each of its Subsidiaries, taken as a whole; or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis, provided, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or Regulatory Authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and each of its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and each of its Subsidiaries operate; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); and (G) changes after the date hereof resulting from any hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Regulatory Authority in response thereto).
(bb)“Nasdaq Rules” means the listing rules of the Nasdaq Global Select Market.
(bc)“Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.
(bd)“Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.
(be)“OREO” means real estate owned by a Person and designated as “other real estate owned.”
(bf)“Organizational Documents” means: (i) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (iii) with respect to a partnership, the certificate of formation and the partnership agreement; and (iv) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
(bg)“Outstanding Company Shares” means the shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time.
(bh)“PBGC” means the U.S. Pension Benefit Guaranty Corporation.
(bi)“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.
(bj)“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.
(bk)“Proxy Statement” means a proxy statement prepared by the Company or Acquiror for use in connection with the Company Shareholders’ Meeting, all in accordance with the Washington Act, the rules and regulations of the SEC, and other Legal Requirements.
(bl)“Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.
(bm)“Regulation S-K” means Regulation S-K promulgated under the Securities Act.
(bn)“Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.
(bo)“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
(bp)“Requisite Regulatory Approvals” means all necessary permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.

(bq)“SEC” means the Securities and Exchange Commission.
(br)“Securities Act” means the Securities Act of 1933, as amended.
(bs) “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.
(bt)“Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “25%” in the definition of Acquisition Proposal being treated as references to “51%” for these purposes) which the Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the Contemplated Transactions, (i) after receiving the advice of its financial advisor; (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein, including as they may be proposed to be amended by Acquiror); and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.
(bu)“Tax” or “Taxes” means any U.S. federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), and any other taxes of any kind, together with any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, or duty.
(bv)“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.
(bw)“Taxing Authority” means any Regulatory Authority which imposes Taxes.
(bx)“Transition Date” means, with respect to any Covered Employee, the date Acquiror or its Subsidiaries commences providing benefits to such employee with respect to each New Plan.
(by)“U.S.” means the United States of America.
(bz)“Washington Act” means the Washington Business Corporation Act, Revised Code of Washington Title 23B, as amended.

Section 12.2Principles of Construction.
(a)In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding;” (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Pacific Time; (vi) “including” means “including, but not limited to;” (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.
(b)The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules,” respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the Agreement Date; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced; and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
(c)All accounting terms not specifically defined herein shall be construed in accordance with GAAP.
(d)With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
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[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR: Banner Corporation	COMPANY: Pacific Financial Corporation
By: /s/ Mark J. Grescovich Name: Mark J. Grescovich Title: President and Chief Executive Officer	By: /s/ Denise Portmann Name: Denise Portmann Title: President and Chief Executive Officer

    [Signature Page to Agreement and Plan of Merger]